UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Burk, Gary A.
   8888 Keystone Crossing, Suite 1200
   Indianapolis, Indiana  46240
2. Issuer Name and Ticker or Trading Symbol
   Duke Realty Investments, Inc.
   (DRE and DRE/PRA)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   October 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other
   (specify below)
Executive Vice President, Duke Services, Inc., a wholly owned subsidiary of DRE

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |10/4/9|C   | |1,044             |A  |34.00      |                   |I     |(1)                        |
                           |6     |    | |                  |   |           |                   |      |                           |
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Common Stock               |10/4/9|J(2)| |1,044             |D  |34.00      |                   |I     |(2)                        |
                           |6     |    | |                  |   |           |                   |      |                           |
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Common Stock               |8/16/9|C   | |50                |A  |30.75      |                   |I     |(1)                        |
                           |6     |    | |                  |   |           |                   |      |                           |
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Common Stock               |8/16/9|G   |V|50                |D  |30.75      |                   |I     |(4)                        |
                           |6     |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Units of Duke Realty L|Market  |8/16/|C   | |50         |D  |10/4/|N/A  |Common Stock|50     |       |            |I  |(3)         |
imited Partnership    |        |96   |    | |           |   |94   |     |            |       |       |            |   |            |
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Units of Duke Realty L|Market  |10/4/|C   | |1,044      |D  |10/4/|N/A  |Common Stock|1,044  |       |79,685      |I  |(3)         |
imited Partnership    |        |96   |    | |           |   |94   |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Represents Reporting Person's share of stock received by DMI Partnership from the conversion of Duke
Realty Limited Partnership
Units.
(2) Represents Reporting Person's interest in Common Stock owned by DMI Partnership which were transferred to employees as compensation.
(3) Represents Reporting Person's interest in Units owned by DMI Partnership which were converted to
Common Stock.
(4) Represents Reporting Person's interest in Common Stock owned by DMI Partnership which were transferred as a gift.
SIGNATURE OF REPORTING PERSON
Gary A. Burk by Dennis D. Oklak per power of attorney
DATE
11/8/96